LLOYD L. ROTHENBERG Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4937 Main 212.407.4000 Fax 212.656.1076 lrothenberg@loeb.com

January 25, 2008

Ms. Jennifer R. Hardy
Securities and Exchange Commission,
Division of Corporation Finance
100 F Street, N.E.,
Washington, D.C. 20549-3561

Re:	Power of the Dream Ventures, Inc.
Registration Statement on Form SB-2
Filed January 18, 2008
File No. 333-147372                           .

Dear Ms. Hardy:

On behalf of our client, Power of the Dream Ventures, Inc., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the ”Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended (the "Securities Act"), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of  Amendment No. 3 to the Company’s Registration Statement on Form SB-2 (including Exhibits) (“Registration Statement”). The Registration Statement reflects responses to the comment to Amendment No. 2 to the Registration Statement filed with the Commission on January 18, 2008, set forth in the Staff’s letter to the Company, dated January 24, 2008 (the “Staff’s Letter”).

In order to facilitate your review of this submission, we have restated and responded, on behalf of the Company, to the comment set forth in the Staff’s Letter.

Executive Compensation, page 39

Provide also the executive compensation disclosures required by Item 402 of Regulation S-B for the fiscal year ended December 31, 2007. See telephone interpretation 8B. in section J of our July 1997 “Manual of Publicly Available Telephone Interpretations” that is available on the Commission's website at http:Ilwww.sec.gov.

Response:

The Company has revised the Registration Statement (pg. 39) to include executive compensation disclosure for the fiscal year ended December 31, 2007.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4937, or my colleague, Michael Kistler, at (212) 407-4826.

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A limited liability partnership including professional corporations

Ms. Jennifer R. Hardy Securities and Exchange Commission January 25, 2008 Page 2

Sincerely,

/s/ Lloyd L. Rothenberg

Lloyd L. Rothenberg
Partner

cc:	Viktor Rozsnyay